TERM SHEET

Filed Pursuant to Rule 433

Registration No. 333-128517

April 1, 2008

Pricing Term Sheet

Issuer:	Union Electric Company d/b/a AmerenUE
Ratings:	A3/BBB/A+
Issue:	Senior Secured Notes due 2018
Offering Size:	$250,000,000
Coupon:	6.00% per annum
Trade Date:	April 1, 2008
Settlement Date:	April 8, 2008
Maturity:	April 1, 2018
Treasury Benchmark:	3.5% due February 15, 2018
US Treasury Spot:	99-21
US Treasury Yield:	3.541%
Spread to Treasury:	+250 basis points
Re-offer Yield:	6.041%
Price to Public (Issue Price):	99.698%
Gross Proceeds:	$249,245,000
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2008
Optional Redemption:	Make-Whole Call, at any time at a discount rate of Treasury plus 40 basis points
Security:	The Senior Secured Notes will be secured by a series of the issuer’s first mortgage bonds
CUSIP:	906548CF7
Minimum Denomination:	$2,000 x $1,000
Joint Bookrunners:	Goldman, Sachs & Co. and J.P. Morgan Securities Inc.
Co-managers:	Lazard Capital Markets LLC and Morgan Keegan & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities Inc. collect at (212) 834-4533.